Exhibit 99.1

Restatements to the previously reported Quarterly Information for 2006 and 2005

As previously announced on February 13, 2007, the Company initiated a voluntary review of its stock option grants. The Company’s voluntary review addressed the timing of the grants and their related accounting and tax treatment, including whether the Company properly applied Accounting Principles Board Opinion (“APB”) 25 “Accounting for Stock Issued to Employees” (“APB 25”) and Statement of Financial Accounting Standards (“SFAS”) 123R, “Share-Based Payment” (“SFAS 123R”), in accounting for those grants. This review was conducted under the oversight of a special committee, consisting of two independent directors of the Company, as appointed by our Board of Directors. Outside counsel was engaged to conduct investigative and analytical portions of the review.

The review covered all stock option grants made from the Company’s initial public offering in August 1998 until the present, with particular focus upon grants made before implementation of the Sarbanes-Oxley Act in July 2002. During the course of the review, the Company and its advisors examined many thousands of paper and electronic documents and conducted interviews with 31 current and former employees, directors and advisors.

Through the review, the Company identified various stock option grants made during the period that had exercise prices lower than the fair market value of the Company’s common stock on the appropriate accounting measurement dates for those grants. Most of these instances occurred from March 1999 until August 2002; during that period there were instances of selecting favorable grant dates and associated exercise prices with hindsight, repricing of previously issued options to lower exercise prices, adding additional stock options after the fact to a previously approved batch of options, and reallocation of previously issued options to different recipients at a later time, as well as administrative errors. These issues affected options widely distributed to various personnel throughout the organization, and were not focused on grants to officers or other selected optionees.

As a result of the review, the Company concluded that it did not properly apply APB 25 in accounting for some past stock option grants, primarily during the period from 1999 to 2002, and that approximately $8.9 million in additional aggregate non-cash stock-based compensation expense should have been recognized over the period 1999 through 2005. Additionally, this resulted in approximately $0.5 million in related incremental payroll withholding taxes over the period 1999 to 2006. Consequently, the Company has recorded additional compensation expense for past stock option grants in an aggregate amount of approximately $9.4 million. Starting in our fiscal year ended December 31, 2006, we adopted SFAS 123R. As a result, for fiscal year 2006, the stock-based compensation expense required to be recorded for each option was equal to the fair value of these options on the actual grant date over the remaining vesting period of the option. The impact of the measurement date errors on the fair value of stock option grants was not material to 2006.

The Company does not consider the additional expense to be material to any of the prior years presented in this Annual Report. Based upon the results of the review, the Company is restating its financial statements. In lieu of amending prior SEC filings to restate financial statements, the Company is including the restatements in this Annual Report.

In addition to restatements to reflect the results of the stock option review, the annual and quarterly periods presented also include other adjustments that were not recorded in the originally filed financial statements due to their immateriality. Our December 31, 2006 financial statements reflect an aggregate reduction in non-cash stock-based compensation expense of approximately $2.0 million (or approximately $0.1 million for the first quarter of 2006 and $0.6 million per quarter for the second, third and fourth quarters of 2006) compared to previously disclosed 2006 financial results, because the earlier results included an over-expensing of non-cash stock-based compensation expense. Other adjustments to the financial statements relate to sales and use tax of $0.3 million not previously self-assessed on certain fixed asset purchases and the timing of revenue recognition on one professional service client engagement of less than $0.1 million.

We will restate our previously filed financial statements for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006, when included in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007, respectively. We have not amended and do not intend to amend any of the previously filed Annual Reports on Form 10-K or Quarterly Reports on Form 10-Q for the periods affected by the restatements.

This exhibit includes the Selected Quarterly Condensed Consolidated Financial Data for the quarters ended September 30, 2006, June 30, 2006, March 31, 2006, December 31, 2005, September 30, 2005, June 30, 2005 and March 31, 2005. This exhibit also includes certain restated Management Discussion and Analysis information for the quarters ended September 30, 2006 and June 30, 2006.

The balance sheet impact of the restatement is as follows:

Condensed Consolidated Balance Sheet (Unaudited)
(in thousands)
	September 30, 2006
	As previously reported	Adjustments	As restated
Assets
Current assets:
Cash and cash equivalents	$34,278	$-	$34,278
Marketable securities	88,956	-	88,956
Accounts receivable, net of allowance for doubtful accounts of $4,721	83,320	-	83,320
Inventory	1,794	-	1,794
Prepaid expenses	24,407	-	24,407
Other current assets	594	-	594
Total current assets	233,349	-	233,349

Property and equipment, net	42,967	95	43,062
Capitalized software development costs, net	31,950	(106)	31,844
Acquired technology, net	984	-	984
Intangible assets, net	3,222	-	3,222
Goodwill	9,589	-	9,589
Deferred tax asset	6,756	(2)	6,754
Other assets	16,676	-	16,676
Total assets	$345,493	$(9)	$345,480
Liabilities and Stockholders’ Equity
Current liabilities:
Deferred revenue	$100,563	$(245)	$100,318
Accounts payable	13,069	-	13,069
Accrued compensation costs	17,187	406	17,593
Deferred tax liability	6,756	(2)	6,754
Other current liabilities	15,873	629	16,502
Total current liabilities	153,448	792	154,236

Deferred revenue	13,283	-	13,283
Other long-term liabilities	143	-	143
Total liabilities	166,874	792	167,662

Stockholders’ Equity:
Total stockholders’ equity	178,619	(801)	177,818
Total liabilities and stockholders’ equity	$345,493	$(9)	$345,480

Condensed Consolidated Balance Sheet (Unaudited)
(in thousands)

	June 30, 2006
	As previously reported	Adjustments	As restated
Assets
Current assets:
Cash and cash equivalents	$28,588	$-	$28,588
Marketable securities	92,375	-	92,375
Accounts receivable, net of allowance for doubtful accounts of $4,503	75,573	-	75,573
Inventory	1,611	-	1,611
Prepaid expenses	23,235	-	23,235
Other current assets	906	-	906
Total current assets	222,288	-	222,288

Property and equipment, net	42,390	110	42,500
Capitalized software development costs, net	31,303	-	31,303
Acquired technology, net	432	-	432
Intangible assets, net	2,515	-	2,515
Deferred tax asset	4,812	1	4,813
Goodwill	6,669	-	6,669
Other assets	18,970	-	17,985
Total assets	$328,394	$111	$328,505

Liabilities and Stockholders’ Equity
Current liabilities:
Deferred revenue	$97,562	$(245)	$97,317
Accounts payable	13,653	-	13,653
Accrued compensation costs	10,017	370	10,387
Deferred tax liability	4,812	1	4,813
Other current liabilities	18,970	611	19,581
Total current liabilities	145,014	737	145,751

Deferred revenue	14,057	-	14,057
Other long-term liabilities	156	-	156
Total	159,227	737	159,964

Stockholders’ equity:
Total stockholders’ equity	169,167	(626)	168,541
Total liabilities and stockholders’ equity	$328,394	$111	$328,505

Condensed Consolidated Balance Sheet (Unaudited)
(in thousands)

	March 31, 2006
	As previously reported	Adjustments	As restated
Assets
Current assets:
Cash	$36,214	$-	$36,214
Marketable securities	81,979	-	81,979
Accounts receivable, net of allowance for doubtful accounts of $6,246	81,512	-	81,512
Inventory	2,157	-	2,157
Prepaid expenses	21,263	-	21,263
Other current assets	1,204	-	1,204
Total current assets	224,329	-	224,329

Property and equipment, net	42,562	125	42,687
Capitalized software development costs, net	32,765	-	32,765
Acquired technology, net	508	-	508
Intangible assets, net	2,727	-	2,727
Deferred tax asset	4,083	(258)	3,825
Goodwill, net	6,669	-	6,669
Other assets	19,479	-	19,479
Total assets	$333,122	$(133)	$332,989

Liabilities and Stockholders' Equity
Current liabilities:
Deferred revenue	$98,040	$(178)	$97,862
Accounts payable	22,490		22,490
Accrued compensation costs	15,772	335	16,107
Deferred tax liability	4,083	(258)	3,825
Other current liabilities	14,749	574	15,323
Total current liabilities	155,134	473	155,607

Deferred revenue	14,827	-	14,827
Other long-term liabilities	169	-	169
Total liabilities	170,130	473	170,603

Stockholders' equity:
Total stockholders' equity	162,992	(606)	162,386
Total liabilities and stockholders' equity	$333,122	$(133)	$332,989

Condensed Consolidated Balance Sheet (Unaudited)
(in thousands)
	September 30, 2005
	As previously reported	Adjustments	As restated
Assets
Current assets:
Cash and cash equivalents	$23,439	$-	$23,439
Marketable securities	83,643	-	83,643
Accounts receivable, net of allowance for doubtful accounts of $4,821	75,195	-	75,195
Inventory	2,134	-	2,134
Prepaid expenses	18,373	-	18,373
Total current assets	202,784	-	202,784

Property and equipment, net	37,578	161	37,739
Capitalized software development costs, net	33,551	-	33,551
Acquired technology, net	3,813	-	3,813
Goodwill	4,371	-	4,371
Other assets	22,397	-	22,397
Total assets	$304,494	$161	$304,655
Liabilities and Stockholders’ Equity
Current liabilities:
Deferred revenue	$106,453	$-	$106,453
Accrued compensation costs	14,386	277	14,663
Other current liabilities	33,187	564	33,751
Total current liabilities	154,026	841	154,867

Deferred revenue	17,809	-	17,809
Other long-term liabilities	1,258	-	1,258
Total liabilities	173,093	841	173,934

Stockholders’ Equity:
Total stockholders’ equity	131,401	(680)	130,721
Total liabilities and stockholders’ equity	$304,494	$161	$304,655

Condensed Consolidated Balance Sheet (Unaudited)
(in thousands)
	June 30, 2005
	As previously reported	Adjustments	As restated
Assets
Current assets:
Cash and cash equivalents	$71,265	$-	$71,265
Marketable securities	37,154	-	37,154
Accounts receivable, net of allowance for doubtful accounts of $4,503 and $5,676, respectively	64,947	-	64,947
Inventory	1,672	-	1,672
Prepaid expenses	17,923	-	17,923
Total current assets	192,961	-	192,961

Property and equipment, net	34,498	182	34,680
Capitalized software development costs, net	32,335	-	32,335
Acquired technology, net	4,102	-	4,102
Goodwill	2,883	-	2,883
Other assets	23,264	-	23,264
Total assets	$290,043	$182	$290,225
Liabilities and Stockholders’ Equity
Current liabilities:
Deferred revenue	$102,083	$-	$102,083
Accrued compensation costs	16,501	256	16,757
Other current liabilities	28,842	552	29,394
Total current liabilities	147,426	808	148,234

Deferred revenue	18,858	-	18,858
Other long-term liabilities	1,266	-	1,266
Total liabilities	167,550	808	168,358

Stockholders’ Equity:
Total stockholders’ equity	122,493	(626)	121,867
Total liabilities and stockholders’ equity	$290,043	$182	$290,225

Condensed Consolidated Balance Sheet (Unaudited)
(in thousands)
	March 31, 2005
	As previously reported	Adjustments	As restated
Assets
Current assets:
Cash and cash equivalents	$69,344	$-	$69,344
Marketable securities	36,860	-	36,860
Accounts receivable, net of allowance for doubtful accounts of $4,559	59,064	-	59,064
Inventory	1,564	-	1,564
Prepaid expenses	16,425	-	16,425
Other current assets	2,605	-	2,605
Total current assets	185,862	-	185,862

Property and equipment, net	35,676	203	35,879
Capitalized software development costs, net	32,994	-	32,994
Acquired technology, net	4,390	-	4,390
Goodwill	2,863	-	2,863
Other assets	22,945	-	22,945
Total assets	$284,730	$203	$284,933
Liabilities and Stockholders’ Equity
Current liabilities:
Deferred revenue	$107,234	$-	$107,234
Accounts payable	11,235	-	11,235
Accrued compensation costs	14,003	234	14,237
Other current liabilities	15,669	542	16,211
Total current liabilities	148,141	776	148,917

Deferred revenue	17,741	-	17,741
Other long-term liabilities	538	-	538
Total liabilities	166,420	776	167,196

Stockholders’ Equity:
Total stockholders’ equity	118,310	(573)	117,737
Total liabilities and stockholders’ equity	$284,730	$203	$284,933

The impact of the restatement on the Condensed Consolidated Statements of Operations is as follows:

Condensed Consolidated Statements of Operations (Unaudited)
(in thousands, except per share data)

	Three Months Ended September 30, 2006			Nine Months Ended September 30, 2006
	As previously reported	Adjustments	As restated	As previously reported	Adjustments	As restated
Revenues:
Systems and services	$ 104,266	$ -	$ 104,266	$ 298,243	$ 174	$ 298,417
Hardware	4,300	-	4,300	13,437	-	13,437
Total revenues	108,566	-	108,566	311,680	174	311,854
Cost and expenses:
Cost of systems and services	61,518	(580)	60,938	177,073	(1,244)	175,829
Cost of hardware	3,489	-	3,489	10,991	-	10,991
Sales and marketing	16,024	184	16,208	46,766	308	47,074
Research and development	13,166	(72)	13,094	44,424	(143)	44,281
General and administrative	6,762	(9)	6,753	17,961	5	17,966
Depreciation and amortization	3,885	-	3,885	11,581	-	11,581
Restructuring charge	-	-	-	8,547	-	8,547
Total costs and expenses	104,844	(477)	104,367	317,343	(1,074)	316,269
Loss from operations	3,722	477	4,199	(5,663)	1,248	(4,415)
Interest income, net	1,389	(11)	1,378	3,873	(33)	3,840
Income (loss) before income taxes	5,111	466	5,577	(1,790)	1,215	(575)
Provision for income taxes	-	-	-	-	-	-
Net income (loss)	$ 5,111	$ 466	$ 5,577	$ (1,790)	$ 1,215	$ (575)
Net income (loss) per share:
Basic net income (loss) per common share	$ 0.10		$ 0.11	$ (0.03)		$ (0.01)
Diluted net income (loss) per common share	$ 0.10		$ 0.11	$ (0.03)		$ (0.01)
Basic weighted average common shares outstanding	51,712		51,712	51,312		51,312
Diluted weighted average common shares outstanding	52,791		52,767	51,312		51,312

Condensed Consolidated Statements of Operations (Unaudited)
(in thousands, except per share data)

	Three Months Ended June 30, 2006			Six Months Ended June 30, 2006
	As previously reported	Adjustments	As restated	As previously reported	Adjustments	As restated
Revenues:
Systems and services	$ 97,754	$ 67	$ 97,821	$ 193,977	$ 174	$ 194,151
Hardware	4,576	-	4,576	9,137	-	9,137
Total revenues	102,330	67	102,397	203,114	174	203,288
Cost and expenses:
Cost of systems and services	59,097	(679)	58,418	115,555	(663)	114,892
Cost of hardware	3,851	-	3,851	7,502	-	7,502
Sales and marketing	14,473	182	14,655	30,742	123	30,865
Research and development	14,296	(71)	14,225	31,258	(71)	31,187
General and administrative	5,559	(2)	5,557	11,199	14	11,213
Depreciation and amortization	3,894	-	3,894	7,696	-	7,696
Restructuring charge	1,349	-	1,349	8,547	-	8,547
Total costs and expenses	102,519	(570)	101,949	212,499	(597)	211,902
Loss from operations	(189)	637	448	(9,385)	771	(8,614)
Interest income, net	1,335	(22)	1,313	2,484	(22)	2,462
Income (loss) before income taxes	1,146	615	1,761	(6,901)	749	(6,152)
Provision for income taxes	-	-	-	-	-	-
Net income (loss)	$ 1,146	$ 615	$ 1,761	$ (6,901)	$ 749	$ (6,152)
Net income (loss) per share:
Basic net income (loss) per common share	$ 0.02		$ 0.03	$ (0.14)		$ (0.12)
Diluted net income (loss) per common share	$ 0.02		$ 0.03	$ (0.14)		$ (0.12)
Basic weighted average common shares outstanding	51,598		51,598	51,109		51,109
Diluted weighted average common shares outstanding	53,100		52,993	51,109		51,109

Condensed Consolidated Statement of Operations (Unaudited)
(in thousands, except per share data)

	Three Months Ended March 31, 2006
	As previously reported	Adjustments	As restated
Revenues:
Systems and services	$96,223	$107	$96,330
Hardware	4,561	-	4,561
Total revenues	100,784	107	100,891
Cost and expenses:
Cost of systems and services	56,458	15	56,473
Cost of hardware	3,651	-	3,651
Sales and marketing	16,269	(59)	16,210
Research and development	16,962	-	16,962
General and administrative	5,640	16	5,656
Depreciation and amortization	3,802	-	3,802
Restructuring charge	7,198	-	7,198
Total costs and expenses	109,980	(28)	109,952
Loss from operations	(9,196)	135	(9,061)
Interest income, net	1,149	-	1,149
Loss before income taxes	(8,047)	135	(7,912)
Provision for income taxes	-		-
Net loss	$(8,047)	$135	$(7,912)
Net income loss per share:
Basic net loss per common share	$(0.16)		$(0.16)
Diluted net loss per common share	$(0.16)		$(0.16)
Basic weighted average common shares outstanding	50,581		50,581
Diluted weighted average common shares outstanding	50,581		50,581

Condensed Consolidated Statements of Operations (Unaudited)
(in thousands, except per share data)

	Three Months Ended September 30, 2005			Nine Months Ended September 30, 2005
	As previously reported	Adjustments	As restated	As previously reported	Adjustments	As restated
Revenues:
Systems and services	$94,806	$-	$94,806	$269,491	$-	$269,491
Hardware	3,046	-	3,046	8,660	-	8,660
Total revenues	97,852	-	97,852	278,151	-	278,151
Cost and expenses:
Cost of systems and services	56,776	109	56,885	165,601	6	165,607
Cost of hardware	2,575	-	2,575	7,233	-	7,233
Sales and marketing	14,076	149	14,225	47,136	(70)	47,066
Research and development	12,726	19	12,745	39,276	(23)	39,253
General and administrative	3,840	106	3,946	14,707	208	14,915
Depreciation and amortization	3,625	-	3,625	10,891	-	10,891
Total costs and expenses	93,618	383	94,001	284,844	121	284,965
Loss from operations	4,234	(383)	3,851	(6,693)	(121)	(6,814)
Interest income, net	865	(6)	859	2,146	(19)	2,127
Income (loss) before income taxes	5,099	(389)	4,710	(4,547)	(140)	(4,687)
Provision for income taxes	-	-	-	-	-	-
Net income (loss)	$5,099	$(389)	$4,710	$(4,547)	$(140)	$(4,687)
Net income (loss) per share:
Basic net income (loss) per common share	$0.11		$0.10	$(0.10)		$(0.10)
Diluted net income (loss) per common share	$0.10		$0.09	$(0.10)		$(0.10)
Basic weighted average common shares outstanding	48,304		48,304	47,751		47,751
Diluted weighted average common shares outstanding	51,316		51,240	47,751		47,751

Condensed Consolidated Statements of Operations (Unaudited)
(in thousands, except per share data)

	Three Months Ended June 30, 2005			Six Months Ended June 30, 2005
	As previously reported	Adjustments	As restated	As previously reported	Adjustments	As restated
Revenues:
Systems and services	$91,557	$-	$91,557	$174,685	$-	$174,685
Hardware	4,308	-	4,308	5,615	-	5,615
Total revenues	95,865	-	95,865	180,300	-	180,300
Cost and expenses:
Cost of systems and services	55,248	(11)	55,237	107,513	(104)	107,409
Cost of hardware	3,557	-	3,557	4,658	-	4,658
Sales and marketing	16,196	(53)	16,143	34,372	(218)	34,154
Research and development	13,974	(10)	13,964	26,550	(42)	26,508
General and administrative	6,511	66	6,577	10,867	102	10,969
Depreciation and amortization	3,583	-	3,583	7,266	-	7,266
Restructuring charge	-	-	-	-	-	-
Total costs and expenses	99,069	(8)	99,061	191,226	(262)	190,964
Loss from operations	(3,204)	8	(3,196)	(10,926)	262	(10,664)
Interest income, net	719	(6)	713	1,280	(13)	1,267
Loss before income taxes	(2,485)	2	(2,483)	(9,646)	249	(9,397)
Provision for income taxes	-	-	-	-	-	-
Net loss	$(2,485)	$2	$(2,483)	$(9,646)	$249	$(9,397)
Net loss per share:
Basic net loss per common share	$(0.05)		$(0.05)	$(0.20)		$(0.20)
Diluted net loss per common share	$(0.05)		$(0.05)	$(0.20)		$(0.20)
Basic weighted average common shares outstanding	47,629		47,629	47,444		47,444
Diluted weighted average common shares outstanding	47,629		47,629	47,444		47,444

Condensed Consolidated Statement of Operations (Unaudited)
(in thousands, except per share data)

	Three Months Ended March 31, 2005
	As previously reported	Adjustments	As restated
Revenues:
Systems and services	$83,128	$-	$83,128
Hardware	1,307	-	1,307
Total revenues	84,435	-	84,435
Cost and expenses:
Cost of systems and services	52,712	(92)	52,620
Cost of hardware	1,101	-	1,101
Sales and marketing	17,729	(166)	17,563
Research and development	12,576	(32)	12,544
General and administrative	4,356	36	4,392
Depreciation and amortization	3,683	-	3,683
Restructuring charge	-	-	-
Total costs and expenses	92,157	(254)	91,903
Loss from operations	(7,722)	254	(7,468)
Interest income, net	561	(6)	555
Loss before income taxes	(7,161)	248	(6,913)
Provision for income taxes	-	-	-
Net loss	$(7,161)	$248	$(6,913)
Net loss per share:
Basic net loss per common share	$(0.15)		$(0.15)
Diluted net loss per common share	$(0.15)		$(0.15)
Basic weighted average common shares outstanding	47,323		47,323
Diluted weighted average common shares outstanding	47,323		47,323

Revisions to Previously Reported Quarterly Management’s Discussion and Analysis

As a result of the restatements described above, certain information reported in Item 2 Management’s Discussion and Analysis to the previously filed 2006 and 2005 Quarterly Reports on Form 10-Q has been revised. Certain revisions to the information are considered material to the three and nine months ended September 30, 2006 and the three and six months ended June 30, 2006, and as such, the revised Management’s Discussion and Analysis have been included for those periods:

Three and nine months ended September 30, 2006, compared to three and nine months ended September 30, 2005

Consolidated Statements of Operations
(in thousands, except per share data)

	Three Months Ended September 30,				Nine Months Ended September 30,
	2006	2005			2006	2005
	As restated	As restated	Change		As restated	As restated	Change
Revenues:
Systems and services	$104,266	$94,806	$9,460	10.0%	$298,417	$269,491	$28,926	10.7%
Hardware	4,300	3,046	1,254	41.2%	13,437	8,660	4,777	55.2%
Total revenues	108,566	97,852	10,714	10.9%	311,854	278,151	33,703	12.1%
Cost and expenses:
Cost of systems and services	60,938	56,885	4,053	7.1%	175,829	165,607	10,222	6.2%
Cost of hardware	3,489	2,575	914	35.5%	10,991	7,233	3,758	52.0%
Sales and marketing	16,208	14,225	1,983	13.9%	47,074	47,066	8	0.0%
Research and development	13,094	12,745	349	2.7%	44,281	39,253	5,028	12.8%
General and administrative	6,753	3,946	2,807	71.1%	17,966	14,915	3,051	20.5%
Depreciation and amortization	3,885	3,625	260	7.2%	11,581	10,891	690	6.3%
Restructuring charge	-	-	-	-	8,547	-	8,547	-
Total costs and expenses	104,367	94,001	10,366	11.0%	316,269	284,965	31,304	11.0%
Loss from operations	4,199	3,851	348	9.0%	(4,415)	(6,814)	2,399	35.2%
Interest income, net	1,378	859	519	60.4%	3,840	2,127	1,713	80.5%
Income (loss) before income taxes	5,577	4,710	867	18.4%	(575)	(4,687)	4,112	87.7%
Provision for income taxes	-	-	-	-	-	-	-	-
Net income (loss)	$5,577	$4,710	$867	18.4%	$(575)	$(4,687)	$4,112	87.7%
Net income (loss) per share:
Basic net income (loss) per common share	$0.11	$0.10	$0.01		$(0.01)	$(0.10)	$0.09
Diluted net income (loss) per common share	$0.11	$0.09	$0.02		$(0.01)	$(0.10)	$0.09

The adoption of SFAS No. 123(R) on January 1, 2006, which resulted in the expensing of stock based compensation, impacted costs and expenses as indicated in the table below (in thousands):

Three Months Ended
September 30, 2006
As restated
Cost of systems and services	$ 714
Sales and marketing	860
Research and development	498
General and administrative	649
Total stock-based compensation expense	$ 2,721

Cost of systems and services increased $4.0 million, or 7.1%, to $60.9 million, for the quarter ended September 30, 2006, compared to $56.9 million for the third quarter of 2005. The increase in cost of systems and services was a result of higher volumes of outsourcing, remote hosting and the hiring of professional service employees to increase our capacity and improve our support services. The impact of adopting SFAS No. 123(R), and an increase in amortization of capitalized software development costs, also contributed to the increase in the cost of systems and services. We expect the cost of third party software licensing fees and networking services to continue to fluctuate.

Sales and marketing expenses increased $2.0 million, or 13.9%, to $16.2 million for the quarter ended September 30, 2006, compared to $14.2 million for the third quarter of 2005. The increase in sales and marketing expenses was driven by significantly higher sales bookings in the quarter which resulted in higher commissions, as well as, the impact of adopting SFAS No. 123(R). Bookings produce little if any revenue in the quarter in which the contract is signed, so sales commissions on these contracts may tend to increase sales and marketing expense as a percentage of revenue in that quarter.

 The adoption of SFAS No. 123(R) on January 1, 2006, which resulted in the expensing of stock based compensation, impacted costs and expenses as indicated in the table below (in thousands):

Nine Months Ended
September 30, 2006
As restated
Cost of systems and services	$ 2,383
Sales and marketing	2,548
Research and development	1,349
General and administrative	1,948
Restructuring	1,162
Total stock-based compensation expense	$ 9,390

Cost of systems and services increased $10.2 million, or 6.2%, to $175.8 million, for the nine months ended September 30, 2006, compared to $165.6 million for the same period in 2005. The increase in cost of systems and services was a result of higher volumes of outsourcing, remote hosting and professional services, the impact of adopting SFAS No. 123(R), as well as the hiring of professional service employees during the first nine months of 2006, to increase our capacity and improve our support services.

Sales and marketing expenses remained at $47.1 million for the nine months ended September 30, 2006, compared to the same period in 2005. The sales and marketing expenses in 2006 were impacted by the adoption of SFAS 123R and higher commissions as a result of higher sales bookings, offset by lower expenditures on trade shows and other marketing events.

Research and development expenses increased $5.0 million, or 12.8%, to $44.3 million, for the nine months ended September 30, 2006, compared to $39.3 million for the same period in 2005. The increase in research and development expense was primarily related to a decrease in capitalized software development costs of $4.4 million from $13.9 million in the nine months ended September 30, 2005, to $9.5 million for the nine months ended September 30, 2006. The decrease in capitalized software was due to a lower level of capitalization associated with coding and development as a result of the release of SunriseXA 4.5 in January 2006. Amortization of capitalized software development costs, which is included as a component of cost of systems and services,  increased by approximately $2.4 million, to $13.3 million for the nine months ended September 30, 2006, compared to $10.9 million for the same period in 2005, due to prior period increases in capitalized software development costs.

Three and six months ended June 30, 2006 compared to three and six months ended June 20, 2005

Consolidated Statements of Operations
(in thousands, except per share data)

	Three Months Ended June 30,				Six Months Ended June 30,
	2006	2005			2006	2005
	As restated	As restated	Change		As restated	As restated	Change
Revenues:
Systems and services	$97,821	$91,557	$6,264	6.8%	$194,151	$174,685	$19,466	11.1%
Hardware	4,576	4,308	268	6.2%	9,137	5,615	3,522	62.7%
Total revenues	102,397	95,865	6,532	6.8%	203,288	180,300	22,988	12.7%
Cost and expenses:	-				-	-
Cost of systems and services	58,418	55,237	3,181	5.8%	114,892	107,409	7,483	7.0%
Cost of hardware	3,851	3,557	294	8.3%	7,502	4,658	2,844	61.1%
Sales and marketing	14,655	16,143	(1,488)	-9.2%	30,865	34,154	(3,289)	-9.6%
Research and development	14,225	13,964	261	1.9%	31,187	26,508	4,679	17.7%
General and administrative	5,557	6,577	(1,020)	-15.5%	11,213	10,969	244	2.2%
Depreciation and amortization	3,894	3,583	311	8.7%	7,696	7,266	430	5.9%
Restructuring charge	1,349	-	1,349	-	8,547	-	8,547	-
Total costs and expenses	101,949	99,061	2,888	2.9%	211,902	190,964	20,938	11.0%
Loss from operations	448	(3,196)	3,644	114.0%	(8,614)	(10,664)	2,050	19.2%
Interest income, net	1,313	713	600	84.2%	2,462	1,267	1,195	94.3%
Income (loss) before income taxes	1,761	(2,483)	4,244	170.9%	(6,152)	(9,397)	3,245	34.5%
Provision for income taxes	-	-	-	-	-	-	-
Net income (loss)	$1,761	$(2,483)	$4,244	170.9%	$(6,152)	$(9,397)	$3,245	34.5%
Net income (loss) per share:
Basic net income (loss) per common share	$0.03	$(0.05)	$0.08		$(0.12)	$(0.20)	$0.08
Diluted net income (loss) per common share	$0.03	$(0.05)	$0.08		$(0.12)	$(0.20)	$0.08

The adoption of SFAS No. 123(R) on January 1, 2006, which resulted in the expensing of stock based compensation, impacted costs and expenses as indicated in the table below (in thousands):

Three Months Ended
June 30, 2006
As restated
Cost of systems and services	$ 744
Sales and marketing	890
Research and development	494
General and administrative	579
Restructuring charge	267
Total stock-based compensation expense	$ 2,974

Cost of systems and services increased $3.2 million, or 5.8%, to $58.4 million, for the quarter ended June 30, 2006, compared to $55.2 million for the second quarter of 2005. The increase in cost of systems and services was a result of higher volumes of outsourcing, remote hosting and the hiring of professional service employees to increase our capacity and improve our support services. They are expected to be deployed on customer implementations in the second half of the year. The impact of adopting SFAS No. 123(R), as well as, an increase in amortization of capitalized software development costs, also resulted in an increase in the cost of systems and services.

Sales and marketing expenses decreased $1.4 million, or 8.8%, to $14.7 million for the quarter ended June 30, 2006, compared to $16.1 million for the second quarter of 2005. The decrease in sales and marketing expenses was primarily related to lower expenditures in the quarter related to trade shows and other marketing events. The 2006 restructuring also reduced expenditures during the current quarter as a result of lower headcount.

The adoption of SFAS No. 123(R) on January 1, 2006, which resulted in the expensing of stock based compensation, impacted costs and expenses as indicated in the table below (in thousands):

Six Months Ended
June 30, 2006
As restated
Cost of systems and services	$ 1,669
Sales and marketing	1,688
Research and development	851
General and administrative	1,299
Restructuring charge	1,162
Total stock-based compensation expense	$ 6,669

Cost of systems and services increased $7.5 million, or 7.0%, to $114.9 million, for the six months ended June 30, 2006, compared to $107.4 million for the same period in 2005. The increase in cost of systems and services was a result of the increase in higher volumes of outsourcing, remote hosting and the delivery of professional services, the impact of adopting SFAS No. 123(R), as well as the hiring of approximately 70 professional service employees to increase our capacity and improve our support services. They are expected to be deployed on customer implementations in the second half of the year.

 Sales and marketing expenses decreased $3.3 million, or 9.6%, to $30.9 million for the six months ended June 30, 2006, compared to $34.2 million for the same period in 2005. The decrease in sales and marketing expenses was primarily related to lower expenditures in the period related to trade shows and other marketing events. The 2006 restructuring also reduced expenditures during the current period as a result of lower headcount.